Via Facsimile and U.S. Mail
Mail Stop 6010

December 27, 2006

Mr. Jonathan Symonds
Executive Director and Chief Financial Officer
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN, England

Re: **Astrazeneca PLC**
        Form 20-F for the Fiscal Year Ended December 31, 2005
        Filed March 31, 2006
        File No. 001-11960

Dear Mr. Symonds:

We have reviewed your October 19, 2006 response to our September 21, 2006 comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 15.1 - Annual Report and Form 20-F Information 2005
Financial Review, page 45
Critical Accounting Policies and Estimates, page 51
Sales of intangible assets (such as intellectual property, brands and product …, page 51

1.   Please refer to your response to prior comment two. Please provide us disclosure that you would propose to include in your future filings to clarify when you defer revenue as the use of the word "may" in your disclosure "…the recognition of revenue may be deferred over the period of our ongoing commitment." is not clear and could imply to a reader that in some circumstances revenue may not be deferred.

Financial Statements, page 81
Notes to the Financial Statements, page 90
8 Intangible Assets, page 97
Amortisation and impairment charges, page 97

2.   Please refer to your response to prior comment eight. Please confirm that in future filings you will disclose that the ten-year period reflects assumptions about launch, the introduction of generics, competition and pricing and is covered by internal budgets and forecasts. Otherwise, please advise us why these disclosures are not necessary.

25 Commitments and Contingent Liabilities, page 116
Arrangements with Merck, page 116
Accounting treatments, page 118

3.   We have the following comments about your response to prior comment 10:

*   On page 117, you disclose that, should Merck exercise the First Option in 2008, the Company will make payments to Merck in respect of the Partial Retirement, the First Option and the True-Up totaling a minimum of $4.7 billion. You also disclose that, if the Company exercises the First Option in 2010, the combined effect of the amounts paid to Merck in 2008 and 2010 will total the same amount. Even if neither the Company nor Merck exercises the First Option, it appears that there would still be a minimum amount that the Company would pay to Merck, as you disclose that the Partial Retirement amount is calculated as the average of certain annual contingent payments plus $750 million. As there appears to be a minimum amount that the Company would pay to Merck, please elaborate for us why that amount should not be recognized pursuant to paragraph 14 of IAS 37. In particular, please elaborate on your assertion that the past event is the crystallization of the obligation on the due dates and, as applicable, the exercise of the First Option, as it is unclear why a present legal obligation had not resulted from the execution of the arrangements with Merck.

*   According to disclosures on page 117, the Partial Retirement payment will be in 2008 and that the aforementioned average annual contingent payments are from 2005 and 2007. Based on this, at least by December 31, 2007, it would appear that a reliable estimate could be made of the amount of this obligation and the payment would appear to be probable as of then, if not earlier. Please elaborate why it would be appropriate to wait to recognize the Partial Retirement only when paid in 2008, as opposed to by December 31, 2007, and how this would comply with paragraph 14(a).

- On page 117, you disclose that there will be a True-Up of the Advance Payment in 2008 and that the amount is based on: (a) a multiple of average certain annual contingent payments from 2005 to 2007 plus (b) other defined amounts totaling $912 million, reduced by (c) the Appraisal Value to be calculated in 2008 and (d) the Advance Payment at its undiscounted amount of $2.8 billion. Please clarify whether the Appraisal Value will be calculated in a quarter during 2008 prior to when the True-Up will be paid and, if so, why it would be appropriate to wait to recognize the True-Up until when it is paid. Based on your disclosures, it would appear that the True-Up payment is probable and that a reliable estimate could be made no later than when the Appraisal Value is calculated. Please address the criteria in paragraph 14(a).

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Oscar Young, Senior Staff Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant